EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

TSX Trading Symbol: LVN OTCQX: LVNVF
October 20, 2014	Berlin & Frankfurt: LO9

LEVON FILES CORDERO TECHNICAL REPORT ON SEDAR

Levon Resources Ltd. (Levon or the Company) (TSX Symbol: LVN) is pleased to report that further to its news release of September 3, 2014, it has filed its latest NI 43-101 compliant report on its bulk tonnage mineral resource for the Company's wholly owned Cordero Project located 35 km northeast of Hidalgo Del Parral, Chihuahua, Mexico. The resource was completed by Independent Mining Consultants (IMC) in collaboration with M3 Engineering and Technology (M3), both of Tucson, AZ. The report was filed on SEDAR on Monday, October 20, 2014 and can be accessed at www.sedar.com or at www.levon.com.

The updated Cordero resource estimate was prepared under the direction of Herb Welhener (SME registered member #3434330), Vice President of IMC, who is a qualified person under NI 43-101. IMC has utilized updated metal price projections, estimated metallurgical recoveries, production and processing cost estimates from M3 Engineering & Technology (“M3”), Tucson, Arizona to determine the limits of the mineral resource pit shell. M3 provided the results of the recent pre-feasibility stage metallurgical results that improve metal recoveries.

About Levon Resources Ltd.

Levon is a well-funded gold and precious metals exploration Company, exploring the company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com.

ON BEHALF OF THE BOARD

"Ron Tremblay"
______________________________
Ron Tremblay
President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral exploration and development of mines is an inherently risky business. Accordingly, actual events may differ materially from those projected in the forward-looking information. For more information on the Company and the risks and challenges of our business, investors should review our annual filings which are available at www.sedar.com. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the

Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the Toronto Stock Exchange (“TSX”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.